UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*



                          SOMANTA PHARMACEUTICALS, INC.
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                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                   834446 10 6
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                                 (CUSIP Number)

                                January 24, 2006
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   834446 10 6
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(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Xmark Opportunity Partners, LLC
      20-2052197
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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
        (b)
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  Delaware, United States
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Number of Shares Beneficially Owned by
   Each Reporting Person With          (5) Sole Voting Power:        1,584,297**
                                           -------------------------------------
                                       (6) Shared Voting Power:               **
                                           -------------------------------------
                                       (7) Sole Dispositive Power:   1,584,297**
                                           -------------------------------------
                                       (8) Shared Dispositive Power:          **
                                           -------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

        1,584,297**
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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   **
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(11) Percent of Class Represented by Amount in Row (9):  9.99%**
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(12) Type of Reporting Person (See Instructions): IA
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**  Xmark Opportunity Partners, LLC ("Opportunity  Partners") is the sole member of the investment manager of Xmark Opportunity Fund, L.P., a Delaware limited partnership ("Opportunity LP"), and Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd"), and, as such, possesses sole power to vote and direct the disposition of all securities of Somanta Pharmaceuticals, Inc., a Delaware corporation (the "Company"), held by Opportunity LP and Opportunity Ltd. Opportunity Partners is the investment manager of Xmark JV Investment Partners, LLC, a Delaware limited liability company ("JV Partners"), and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by JV Partners. David C. Cavalier and Mitchell D. Kaye, the Chief Operating Officer and Chief Executive Officer, respectively, of Xmark Capital Partners, LLC, the Managing Member of Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

As of January 24, 2006, Opportunity LP held 33.75 shares of Series A Preferred Stock, $0.001 par value per share, of the Company (the "Preferred Shares"), which are convertible into 562,500 common shares of the Company, $0.001 par value per share (the "Common Shares"), at a conversion price of $0.60 per share, and a warrant ("Warrant") to purchase up to 281,250 Common Shares of the Company at an exercise price of $0.75 per share. As of January 24, 2006, Opportunity Ltd held 41.25 Preferred Shares of the Company, which are convertible into 687,500 Common Shares of the Company at a conversion price of $0.60 per share and a Warrant to purchase up to 343,750 Common Shares of the Company at an exercise price of $0.75 per share. As of January 24, 2006, JV Partners held 25 Preferred Shares of the Company, which are convertible into 416,666 Common Shares of the Company at a conversion price of $0.60 per share, and a Warrant to purchase up to 208,333 Common Shares of the Company at an exercise price of $0.75 per share. The Preferred Shares are convertible and the Warrants are exercisable, all within 60 days of the date of event which required the filing of this Schedule 13G. The Preferred Shares and the Warrants provide that in no event shall such Preferred Shares be convertible or such Warrants be exercisable if, following such conversion or upon such exercise, the number of shares of Common Stock then beneficially owned by the Reporting Person exceeds 9.99% of the total number of shares of Common Stock then issued and outstanding (the "9.99% Limitation").

Based on information from the Company, as of January 24, 2006, there were 14,274,534 Common Shares of the Company issued and outstanding. In addition, as of January 24, 2006, as a result of the 9.99% Limitation, there were 1,584,297 shares of Common Stock issuable upon the conversion of the Preferred Shares and/or the exercise of the Warrants. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 1,584,297 Common Shares of the Company, or 9.99% of the Common Shares of the Company deemed issued and outstanding as of January 24, 2006. Opportunity Partners' interest in the securities reported herein is limited to the extent of its pecuniary interest in Opportunity LP, Opportunity Ltd and JV Partners, if any.

Item 1(a).  Name Of Issuer:  Somanta Pharmaceuticals Inc.

Item 1(b).  Address of  Issuer's  Principal Executive Offices:

            19200 Von Karmen Avenue, Suite 400
            Irvine, CA 92612


Item 2(a).  Name of Person Filing:

            Xmark Opportunity Partners, LLC

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            301 Tresser Boulevard, Suite 1320
            Stamford, CT 06901

Item 2(c).  Citizenship:

            Xmark Opportunity Partners, LLC is a Delaware limited liability company.

Item 2(d). Title of Class of Securities: Common Stock, $0.001 par value per share.

Item 2(e).  CUSIP No.:  834446 10 6


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable.


Item 4.  Ownership

         (a) Amount Beneficially Owned:

             1,584,297**


         (b) Percent of Class:

             9.99%**


         (c) Number of Shares as to which the person has:

             (i)  sole power to vote or to direct the vote           1,584,297**

             (ii) shared power to vote or to direct the vote                  **

            (iii) sole power to dispose or to direct the
                  disposition of                                     1,584,297**

             (iv) shared power to dispose or to direct the
                  disposition of                                              **


Item 5.  Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following: [ ]


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.



-------------------
** Xmark Opportunity Partners, LLC ("Opportunity Partners") is the sole member of the investment manager of Xmark Opportunity Fund, L.P., a Delaware limited partnership ("Opportunity LP"), and Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd"), and, as such, possesses sole power to vote and direct the disposition of all securities of Somanta Pharmaceuticals, Inc., a Delaware corporation (the "Company"), held by Opportunity LP and Opportunity Ltd. Opportunity Partners is the investment manager of Xmark JV Investment Partners, LLC, a Delaware limited liability company ("JV Partners"), and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by JV Partners. David C. Cavalier and Mitchell D. Kaye, the Chief Operating Officer and Chief Executive Officer, respectively, of Xmark Capital Partners, LLC, the Managing Member of Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

As of January 24, 2006, Opportunity LP held 33.75 shares of Series A Preferred Stock, $0.001 par value per share, of the Company (the "Preferred Shares"), which are convertible into 562,500 common shares of the Company, $0.001 par value per share (the "Common Shares"), at a conversion price of $0.60 per share, and a warrant ("Warrant") to purchase up to 281,250 Common Shares of the Company at an exercise price of $0.75 per share. As of January 24, 2006, Opportunity Ltd held 41.25 Preferred Shares of the Company, which are convertible into 687,500 Common Shares of the Company at a conversion price of $0.60 per share and a Warrant to purchase up to 343,750 Common Shares of the Company at an exercise price of $0.75 per share. As of January 24, 2006, JV Partners held 25 Preferred Shares of the Company, which are convertible into 416,666 Common Shares of the Company at a conversion price of $0.60 per share, and a Warrant to purchase up to 208,333 Common Shares of the Company at an exercise price of $0.75 per share. The Preferred Shares are convertible and the Warrants are exercisable, all within 60 days of the date of event which required the filing of this Schedule 13G. The Preferred Shares and the Warrants provide that in no event shall such Preferred Shares be convertible or such Warrants be exercisable if, following such conversion or upon such exercise, the number of shares of Common Stock then beneficially owned by the Reporting Person exceeds 9.99% of the total number of shares of Common Stock then issued and outstanding (the "9.99% Limitation").

Based on information from the Company, as of January 24, 2006, there were 14,274,534 Common Shares of the Company issued and outstanding. In addition, as of January 24, 2006, as a result of the 9.99% Limitation, there were 1,584,297 shares of Common Stock issuable upon the conversion of the Preferred Shares and/or the exercise of the Warrants. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 1,584,297 Common Shares of the Company, or 9.99% of the Common Shares of the Company deemed issued and outstanding as of January 24, 2006. Opportunity Partners' interest in the securities reported herein is limited to the extent of its pecuniary interest in Opportunity LP, Opportunity Ltd and JV Partners, if any.

Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 30, 2006
                                              XMARK OPPORTUNITY PARTNERS, LLC
                                              By:   XMARK CAPITAL PARTNERS, LLC,
                                                    its Managing Member


                                              By:   /s/ Mitchell D. Kaye
                                                 -------------------------------
                                              Name:  Mitchell D. Kaye
                                              Title: Chief Executive Officer



      Attention:  Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)